Exhibit 99.1

PRESS RELEASE

FOR IMMEDIATE RELEASE

SUPERCOM RAISES ADDITIONAL $1.25M THROUGH EXERCISE OF WARRANTS ISSUED IN 2004 PRIVATE PLACEMENTS

New York, NY, and Ra’anana, Israel, January 11, 2005 - SuperCom, Ltd. (OTCBB: SPCBF.OB; Euronext: SUP), a leading provider of smart card and electronic identification (e-ID) solutions, today announced that a number of its investors have exercised warrants issued as part of the private placements consummated in July and September 2004, contributing aggregate proceeds of approximately $1,250,000 to the Company. These funds will be used for business development and working capital purposes.

In aggregate, these investors exercised some 1,139,853 warrants, or approximately 50% of the 2,312,298 outstanding warrants issued as part of the private placement. The warrants were exercised into an equal number of Ordinary Shares at $1.10 per share. Following the exercise of these warrants, the Company had 18,136,140 shares of Ordinary Stock Issued and Outstanding.

An aggregate of 1,172,445 additional warrants issued as part of the private placement remain outstanding, of which 727,739 are exercisable until September 10, 2009 into the same number of Ordinary Shares at an exercise price of $1.10, and 444,706 are exercisable until September 10, 2009 at an exercise price per share of $0.85.

“The fact that many of our warrant holders have exercised a significant portion of their outstanding warrants in advance of the expiration date is further proof of their confidence in the Company’s activities and direction,” commented Mr. Avi Schechter, CEO of SuperCom. “It demonstrates their recognition that we are developing exciting momentum and becoming a leading solution provider to the fast-growth e-ID, Homeland Security and commercial markets.”

About SuperCom, Ltd.
SuperCom, Ltd. provides innovative solutions in smart-card and e-ID technologies to the commercial and government sectors.  The Company offers a wide range of standard and customized smart-card-based solutions for physical and logical security, education, corrections facilities and air & seaports.  It is also a leader in the manufacturing of secure and durable documents such as national identity cards, passports, visas, drivers’ licenses and vehicle registration to improve homeland security, governmental efficiency and document ease of use. Headquartered in Israel, SuperCom has subsidiaries in the US and Hong Kong.  For more information, visit our website at www.supercomgroup.com.

Safe Harbor

Certain of the statements contained in this news release may be considered forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended.  Such statements are subject to certain risks and uncertainties, such as market acceptance of new products and our ability to execute production on orders, which could cause actual results to differ materially from those in the statements included in this press release. Although SuperCom believes that the expectations reflected in such forward-looking statements are based on reasonable assumptions, it can give no assurance that its expectations will be achieved. SuperCom disclaims any intention or obligation to update or revise any forward-looking statements, which speak only as of the date hereof, whether as a result of new information, future events or otherwise.  SuperCom undertakes no obligation to update forward-looking statements to reflect subsequently occurring events or circumstances.  For further information, refer to the discussion in reports that SuperCom has filed with the U.S. Securities and Exchange Commission.

This press release and other releases are available on www.supercomgroup.com.

Contact:
Eyal Tuchman, CFO
SuperCom, Ltd.
+972 9 775 0800
eyalt@supercomgroup.com